E: lou@bevilacquapllc.com

T: 202.869.0888

W: bevilacquapllc.com

July 23, 2021

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stran & Company, Inc.
Confidential Submission of the Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Stran & Company, Inc., a Nevada corporation (the “Company”), we hereby submit a draft Registration Statement on Form S-l (the “Draft Registration Statement”) relating to the proposed initial public offering in the United States of the Company’s common stock.

The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for review on a confidential basis pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and that it has not previously filed a registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the Registration Statement on Form S-l as least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement, and at least 15 days prior to the anticipated effective date of the registration statement for its listing on a national securities exchange

As an Emerging Growth Company, the Company has included in the Draft Registration Statement audited consolidated financial statements as of December 31, 2020 and 2019 and for the years then ended and unaudited consolidated financial statements as of March 31, 2021 and 2020 and for the quarters then ended.

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at 202-869-0888 (ext. 100) or lou@bevilacquapllc.com.

Very truly yours,

/s/ Louis A. Bevilacqua
Louis A. Bevilacqua

cc:	Andrew Shape, Chief Executive Officer
Stran & Company, Inc.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036